                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

       (Mark One)

       [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                       OR

       [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

       For the transition period from                 to
                                      ---------------    ---------------

       Commission file number                   1-7573
                              ------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    PARKER DRILLING COMPANY STOCK BONUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PARKER DRILLING COMPANY
                               8 East Third Street
                              Tulsa, Oklahoma 74103

PARKER DRILLING COMPANY
STOCK BONUS PLAN
INDEX

--------------------------------------------------------------------------------

                                                                         Page
                                                                         ----

Report of Independent Accountants                                          3

Financial Statements:
         Statements of Net Assets Available for Benefits
             at December 31, 2000 and 1999                                 4

         Statements of Changes in Net Assets Available
              for Benefits for the Years Ended
                 December 31, 2000 and 1999                                5

         Notes to Financial Statements                                     6

Supplemental Schedules:

         Schedule H, Line 4i - Schedule of Assets Held for
              Investment Purposes at End of Year                          13

         Schedule H, Line 4j - Schedule of Reportable
              Transactions for the Year Ended December 31, 2000           14

         Schedule G, Part III - Schedule of
              Nonexempt Transactions                                      15

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Parker Drilling Company Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Parker Drilling Company Stock Bonus Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Reportable Transactions, and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Tulsa, Oklahoma
July 12, 2001

PARKER DRILLING COMPANY STOCK BONUS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                            2000            1999
                                                         -----------     -----------

ASSETS

Investments:
   Common stock of Parker Drilling Company at market
     value - 2,401,743 shares (cost $12,743,657) and
     2,342,987 shares (cost $12,642,010)                 $12,160,533     $ 7,470,591
   Other investments at market value (Note 2)             30,346,500      34,207,513
                                                         -----------     -----------
   Total investments                                      42,507,033      41,678,104
                                                         -----------     -----------
Receivables:
   Employer matching contribution                            219,842         174,867
   Employee salary reduction contribution                    277,557         102,945
                                                         -----------     -----------
   Total receivables                                         497,399         277,812
                                                         -----------     -----------
Total assets                                              43,004,432      41,955,916
                                                         -----------     -----------
Net assets available for benefits                        $43,004,432     $41,955,916
                                                         ===========     ===========

   The accompanying notes are an integral part of these financial statements.

PARKER DRILLING COMPANY STOCK BONUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                          2000              1999
                                                      ------------      ------------

Contributions:
   Employer                                           $  1,853,274      $  1,818,604
   Employee salary reduction                             3,616,821         3,712,752
   Rollover contribution                                   129,202         6,963,351
Interest and dividend income                             2,407,663         2,246,395
Net appreciation (depreciation) in the fair value
   of investments                                         (562,364)        3,798,427
Distributions                                           (6,396,080)       (5,560,166)
                                                      ------------      ------------

Net increase                                             1,048,516        12,979,363

Net assets available for benefits at
   beginning of year                                    41,955,916        28,976,553
                                                      ------------      ------------

Net assets available for benefits at
   end of year                                        $ 43,004,432      $ 41,955,916
                                                      ============      ============

   The accompanying notes are an integral part of these financial statements.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS

     On September 1, 1980, Parker Drilling Company and subsidiaries (the "Company") adopted the Parker Drilling Company Profit Sharing Plan. Effective September 1, 1985, the name of the plan was changed to the Parker Drilling Company Stock Bonus Plan (the "Plan").

     GENERAL - The Plan is a voluntary defined contribution plan for the benefit of eligible employees of Parker Drilling Company and its participating affiliates (the "Company"). The Plan is intended to constitute a qualified profit sharing plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

     The following are the Plan's current investment funds. The Plan does not require collateral to support the financial instruments within the funds. All of these funds are available for participant investment elections.

     o COMPANY STOCK INVESTMENT OPTION - PARKER DRILLING COMPANY STOCK - Contributions are invested in the Parker Drilling Company Stock Fund. The Trustee will acquire these shares either from Parker Drilling Company or other sources at the prevailing price on the New York Stock Exchange or in the open market. The number of shares acquired with employee contributions will be determined by the average price plus transaction cost of all shares acquired by the Trustee with participant contributions made during that payroll period.

     o GROWTH EQUITY INVESTMENT OPTION - TWENTIETH CENTURY GROWTH INVESTORS FUND - Growth Investors is an equity fund that seeks capital growth over time by investing in common stocks considered by the fund management to have better-than-average prospects for appreciation.

     o AGGRESSIVE EQUITY INVESTMENT OPTION - TWENTIETH CENTURY ULTRA INVESTORS FUND - Ultra Investors is an aggressive equity fund that seeks capital growth over time by investing in common stocks considered by the fund management to have a better-than-average prospect for appreciation. Its aggressive investment strategy tends to increase both its share price volatility and its growth potential over time.

     o STABLE VALUE INVESTMENT OPTION - AMERICAN CENTURY PRIME MONEY MARKET FUND - American Century Prime Money Market Fund seeks the highest level of current income consistent with preservation of capital. It buys high quality U.S. dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations. It is designed to protect investors from variations in principal value while providing modest income.

     o FIXED INCOME INVESTMENT OPTION - BENHAM GNMA INCOME FUND - Benham GNMA Income Fund seeks to provide a high level of current income consistent with safety of principal and investment liquidity by investing primarily in mortgage-backed Ginnie Mae certificates.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS, Continued

     o S&P INDEX INVESTMENT OPTION - AMERICAN CENTURY EQUITY INDEX FUND - Equity Index seeks the long-term capital appreciation potential of large capitalization blue chip stocks while minimizing risk through broad diversification. The fund invests in Barclays Global Investors' Equity Index Fund E, a highly diversified portfolio of the stocks included in the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index).

     o SCHWAB PERSONAL CHOICE RETIREMENT ACCOUNT INVESTMENT FUND - Participants have the option to transfer funds into a Schwab Money Market Account and to make investment decisions as to how they want Schwab to invest these funds. The participant must invest at least $1,000 and cannot invest more than 50% of the aggregate fair market value of their account on the trade date. No withdrawals or loans are funded by this account and fees and expenses for investments made by Schwab are charged to the participant's account.

     o STRATEGIC ASSET ALLOCATION - AMERICAN CENTURY STRATEGIC CONSERVATIVE, MODERATE AND AGGRESSIVE FUND - Strategic Allocation Funds seek a high level of return by investing in diverse asset classes (stocks, bonds, and money market securities).

     o INTERNATIONAL GROWTH FUND - International Growth Fund seeks capital growth by investing in a diversified international portfolio of stocks.

     o JP MORGAN US SMALL COMPANY FUND - US Small Company Fund seeks a high return from a portfolio of small company stocks.

     o PARTICIPANT LOANS - Effective September 1, 1996, a loan feature was added to the Plan which allows participants to borrow up to 50% of their total vested account balance, subject to a minimum and maximum borrowing limit of $1,000 and $50,000, respectively. Loans to participants are made over a maximum period of 60 months or for any period not to exceed 120 months if the purpose of the loan is to acquire the Participant's principal residence. The interest rate is the prime rate plus one percentage point.

     ELIGIBILITY - All employees of the Company, other than employees covered by certain collective bargaining agreements, leased employees and employees who are not citizens of the United States (except for certain resident aliens), are eligible to participate in the Plan following the completion of three months of service with the Company.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS, Continued

     BENEFITS - Unless a participant elects to defer payment of his or her benefits until a later date, the participant will receive a lump sum payment of his or her entire nonforfeitable interest in the Plan as soon as administratively feasible in which the later of the following events occurs:

     (a) The participant reaches normal retirement date, or

     (b) The participant terminates employment with the Company.

     Benefits related to participants who elected to withdraw from the Plan prior to December 31, 2000 and 1999, but were distributed subsequent to period end, totaled approximately $0 and $815,000, respectively.

     CONTRIBUTIONS - Salary reduction contributions and employer matching contributions are accrued in the period the Company makes payroll deductions from plan participants.

     Profit sharing contributions from the Company are accrued when authorized by the Board of Directors.

     All contributions are subject to the provisions of the Internal Revenue Code and are received in the month following the month in which they were authorized.

     EMPLOYER'S CONTRIBUTION - MATCHING - The Company currently matches participant contributions 100% up to 3% and 50% in excess of 3% up to 5%. Matching contributions are credited to participant accounts as of each valuation date and are invested in common stock of the Company. Valuation dates are as of the date contributions are received by the Trustee.

     EMPLOYER'S CONTRIBUTION - PROFIT SHARING CONTRIBUTIONS - The employer's contributions to the Plan are discretionary and are determined annually by the Board of Directors of the Company. At December 31 of each year, the employer's contributions are allocated to each active participant's account based on the ratio of the participant's compensation for the Plan year to the total of active participants' compensation for the Plan year.

     The Board of Directors of the Company has not exercised its discretion to make a profit sharing contribution for the years ended December 31, 2000 and 1999.

     PARTICIPANTS' SALARY REDUCTION CONTRIBUTIONS - Eligible participants are not required to contribute to the Plan; however, they may elect to make voluntary contributions not to exceed 15 percent of their eligible earnings. Such voluntary contributions may be withdrawn from the Plan under hardship conditions approved by the Stock Bonus Plan Committee (the "Committee").

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS, Continued

     ROLLOVER CONTRIBUTION - Effective January 1, 1999, Hercules Offshore Corporation 401 (k) Retirement Plan was merged into the Parker Drilling Company Stock Bonus Plan, which resulted in approximately $6.9 million in rollover contributions being deposited into the Plan.

     PLAN ASSETS - All Plan assets are maintained in a trust administered by Chase Manhattan Bank. The trustee has authority to invest trust funds, subject to the provisions of the trust agreement.

     PLAN INCOME - Plan income or losses are allocated to all participants in the ratio that each participant's account bears to the total of all participant accounts.

     During the years ended December 31, 2000 and 1999, certain administrative costs and expenses of the Plan were paid by Parker Drilling Company. These costs totaled $47,924 and $61,432, respectively.

     VESTING - Participants are always 100% vested in the value of contributions they have made to their accounts and the related income. As a result of a plan amendment, all participants in the Plan as of September 1, 1996 and all future participants became 100% vested for employer matching and profit sharing contributions and related income.

     AMENDMENT AND TERMINATION OF THE PLAN - The Plan can be amended or terminated by the Company at any time.

     DISTRIBUTIONS - Employees may elect to receive distributions from the Plan in cash or Parker Drilling Company Stock with cash distributed for fractional shares.

     INVESTMENT VALUATION - Investments in mutual funds traded on a national securities exchange are valued at the closing sales price on the last business day of the period. Parker Drilling Company stock is valued at the closing price on the last business day of the period according to the national securities exchange on which it is traded.

     INVESTMENT TRANSACTIONS - Purchases and sales of securities are reported on a trade-date basis. Gains or losses on sales of investments are determined on the first-in, first-out basis. Dividend income is reported on the ex-dividend date. Interest income is recorded as earned.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on investments.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS, Continued

     ACCOUNTING ESTIMATES - The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2.   INVESTMENTS

     Plan investments are summarized as follows:

                                                         DECEMBER 31,
                                                 -----------------------------
                                                     2000             1999
                                                 ------------      -----------

Parker Drilling Company common stock             $ 12,160,533*     $ 7,470,591 *
                                                 ------------      -----------

Other investments:
 Twentieth Century Growth Investors Fund            7,537,641*       8,539,212*
 Twentieth Century Ultra Investors Fund             5,368,935*       5,645,656*
 American Century Prime Money
   Market  Fund                                     4,706,770*       6,186,887*
 Benham GNMA Income Fund                            1,511,218        1,783,838
 American Century Equity Index Fund                 4,811,854*       5,716,405*
 Schwab Personal Choice Retirement
   Account Investment Fund                          1,028,998        1,510,196
 American Century Strategic Conservative Fund         155,921           40,814
 American Century Strategic Moderate Fund           2,872,875*       3,016,873*
 American Century Strategic Aggressive Fund           701,400          153,341
 International Growth Fund                             27,953               --
 JP Morgan US Small Company Fund                        3,776               --
 Participant loans                                  1,619,159        1,614,291
                                                 ------------      -----------
 Total other investments                           30,346,500       34,207,513
                                                 ------------      -----------
Total investments                                 $42,507,033      $41,678,104
                                                 ============      ===========

*    Individual investment represents more than 5% of Plan equity.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   TAX STATUS

     The Plan obtained its latest determination letter on October 29, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     The Plan is intended to be a qualified trust under Section 401(a) of the Internal Revenue Code and exempt from federal income taxes under the provisions of Section 501(a). The Plan has a cash and deferred arrangement intended to meet the requirements of Section 401(k). Amounts contributed by the Company or by Plan participants will not be taxed to the participant until the participant receives a distribution or withdraws from the Plan.

4.   FORM 5500 RECONCILIATION

     Amounts reported in the accompanying financial statements are different than the amounts reported in the Plan's Forms 5500 due to the DOL requirement to recognize accrued payables to participants as a liability:

                                            FINANCIAL         FORM
                                            STATEMENTS        5500
                                            ----------     ----------

Benefits payable as of:
   December 31, 2000                        $       --     $       --
   December 31, 1999                        $       --     $  815,088

Distributions to participants:
   For the Year Ended December 31, 2000     $6,396,080     $5,580,992
   For the Year Ended December 31, 1999     $5,560,166     $6,145,589

5.   RISKS AND UNCERTAINTY

     The Plan provides for various investment options in any combination of money market, fixed income, and equity mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes may materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   PARTY-IN-INTEREST

     Certain Plan investments are shares of Parker Drilling Company common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest. The fair value of this investment totaled $12,160,533 and $7,470,591 at December 31, 2000 and 1999,
     respectively.

7.   FUND ALLOCATION

                                                  COMMON
                                                  STOCK OF
                                                  PARKER
                                                  DRILLING        PARTICIPANT
                                                  COMPANY          DIRECTED            TOTAL
                                                ------------      ------------      ------------

Net assets available for benefits
   at December 31, 1999                         $  7,721,889      $ 34,234,027      $ 41,955,916
     Contributions:
         Employer                                  1,853,274                --         1,853,274
         Employee salary reduction                   449,061         3,167,760         3,616,821
         Rollover contribution                         2,426           126,776           129,202
     Interest and dividend income                        380         2,407,282         2,407,662
     Net appreciation (depreciation) in the
          fair value of investments                4,745,476        (5,307,839)         (562,363)
     Distribution to employees                    (1,426,618)       (4,969,462)       (6,396,080)
     Interfund transfers                            (873,161)          873,161                --
                                                ------------      ------------      ------------
     Net assets available for benefits at
         December 31, 2000                      $ 12,472,727      $ 30,531,705      $ 43,004,432
                                                ============      ============      ============

                                                  COMMON
                                                  STOCK OF
                                                  PARKER
                                                  DRILLING        PARTICIPANT
                                                  COMPANY          DIRECTED            TOTAL
                                                ------------      ------------      ------------

Net assets available for benefits
   at December 31, 1998                         $  5,405,630      $ 23,570,923      $ 28,976,553
     Contributions:
         Employer                                  1,818,604                --         1,818,604
         Employee salary reduction                   583,038         3,129,715         3,712,753
         Rollover contribution                        21,979         6,941,372         6,963,351
     Interest and dividend income                     11,200         2,235,194         2,246,394
     Net appreciation (depreciation) in the
         fair value of investments                  (252,893)        4,051,320         3,798,427
     Distribution to employees                      (611,093)       (4,949,073)       (5,560,166)
     Interfund transfers                             745,424          (745,424)               --
                                                ------------      ------------      ------------
     Net assets available for benefits
         at December 31, 1999                   $  7,721,889      $ 34,234,027      $ 41,955,916
                                                ============      ============      ============

PARKER DRILLING COMPANY STOCK BONUS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
SCHEDULE H, LINE 4i
AT DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                    DESCRIPTION OF INVESTMENT
 IDENTITY OF ISSUE,                  INCLUDING MATURITY DATE,
  BORROWER, LESSOR                 RATE OF INTEREST, COLLATERAL,                                       CURRENT
  OR SIMILAR PARTY                    PAR, OR MATURITY VALUE                        COST                VALUE
-----------------------        --------------------------------------           -------------        ------------

Parker Drilling Company        Common Stock                                     $  12,743,657        $ 12,160,533
Participant Loans              Interest Rates Ranging from 7% - 10.5%                      --           1,619,519
American Century               Ultra                                                       --           5,368,935
American Century               Growth                                                      --           7,537,641
American Century               Strategic Allocation Conservative                           --             155,921
American Century               Strategic Allocation Moderate                               --           2,872,875
American Century               Strategic Allocation Aggressive                             --             701,400
American Century               Prime Money market                                          --           4,706,770
American Century               GNMA Ind Fd                                                 --           1,511,218
American Century               Equity Index                                                --           4,811,494
American Century               International Growth                                        --              27,953
Charles Schwab                 Schwab                                                      --           1,028,998
JP Morgan                      US Small Company                                            --               3,776
                                                                                                     ------------
                                                                                                     $ 42,507,033
                                                                                                     ============

PARKER DRILLING COMPANY STOCK BONUS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
SCHEDULE H, LINE 4j
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                                                            CURRENT
                                                                                 EXPENSE                    VALUE OF
                                                                                 INCURRED                   ASSETS ON        NET
   IDENTITY OF       DESCRIPTION         PURCHASE      SELLING       LEASE         WITH         COST OF    TRANSACTION     GAIN OR
 PARTY INVOLVED       OF ASSETS           PRICE         PRICE        RENTAL     TRANSACTION      ASSET         DATE         (LOSS)
----------------    ---------------    -----------    -----------   --------    -----------   -----------  ------------   ---------

Series of
   Transactions:

Parker Drilling     Parker Drilling
   Company             Common
                       Stock           $ 3,489,105    $        --   $     --     $      --   $ 3,489,105    $ 3,489,105   $      --

Parker Drilling     Parker Drilling
   Company             Common
                       Stock                    --      3,542,440         --            --     3,387,458      3,542,440     154,982

PARKER DRILLING COMPANY STOCK BONUS PLAN
SCHEDULE OF NONEXEMPT TRANSACTIONS
FORM 5500, SCHEDULE G, PART III
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                    RELATIONSHIP                   DESCRIPTION
IDENTITY OF PARTY INVOLVED            TO PLAN                   OF THE TRANSACTION               AMOUNT
--------------------------          ------------          ---------------------------------     ---------

Parker Drilling Company               Employer            Parker Drilling Company was in        $  23,106
                                                          violation of the DOL's regulation
                                                          concerning the timely remittance
                                                          of participant contributions to
                                                          the Plan.

                                                          Participants' accounts were           $   2,635
                                                          credited with the amount of
                                                          investment income that could
                                                          have been earned on the
                                                          investment had the deposit been
                                                          made on a timely basis.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                       PARKER DRILLING COMPANY
                                       STOCK BONUS PLAN

                                       By /s/ David Tucker
                                          --------------------------
                                          Chairman of the Committee,
                                          Corporate Treasurer

Date: July 16, 2001

                               INDEX TO EXHIBITS
                               -----------------

EXHIBIT
  NO.            DESCRIPTION
-------          -----------
23.1 --     Consent of Independent Accountants